UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
National Interstate Savings and Profit Sharing Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
National Interstate Corporation
3250 Interstate Drive
Richfield, Ohio 44286-9000

NATIONAL INTERSTATE
SAVINGS AND PROFIT SHARING PLAN
FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
December 31, 2009

INDEX

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statement of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 - 12
Supplemental Schedule:
Schedule of Assets Held for Investment Purposes at End of Year	13
EX-23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
   National Interstate Savings and Profit Sharing Plan
Richfield, Ohio
We have audited the accompanying Statement of Net Assets Available for Benefits of the NATIONAL INTERSTATE SAVINGS AND PROFIT SHARING PLAN as of December 31, 2009 and 2008, and the related Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of National Interstate Savings and Profit Sharing Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ MEADEN & MOORE, LTD.
Certified Public Accountants
June 25, 2010
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
National Interstate
Savings and Profit Sharing Plan

	December 31
	2009	2008
ASSETS
Receivable — Employer contributions	$535,261	$400,198

Investments (at Fair Value):
Franklin Total Return Fund-A	—	48,240
MFS Lifetime 2040	—	243,627
T. Rowe Price Equity Income	—	640,857
MFS Lifetime Retirement Income	23,674	11,309
MFS Conservative Allocation	99,664	78,258
National Interstate Corp Stock Fund	115,124	72,264
Victory Special Value	180,391	92,302
Pimco Total Return Fund	197,049	—
MFS Lifetime 2010	205,684	134,160
MFS Value	346,846	256,522
American CNT Livestrong 2045	392,522	—
MFS Lifetime 2020	414,181	328,484
MFS Lifetime 2030	519,739	321,940
Franklin Strategic Income	636,794	403,876
Oppenheimer Main St Small Cap	829,980	507,812
Eaton Vance Large Cap	840,362	—
MFS Fixed Fund	1,104,358	1,089,138
American Funds Growth Fund of America	1,116,043	647,620
Thornburg International Value	1,137,343	704,358
Participant Loans	184,717	135,956

Total Investments	8,344,471	5,716,723

Total Assets	8,879,732	6,116,921

LIABILITIES	—	—

Net Assets Reflecting all Investments at Fair Value	8,879,732	6,116,921

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	58,599	89,744

Net Assets Available for Benefits	$8,938,331	$6,206,665

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
National Interstate
Savings and Profit Sharing Plan

	Year Ended December 31
	2009	2008
Additions to Net Assets Attributed to:
Contributions:
Employer	$535,261	$400,198
Employee	932,354	831,937
Other (including rollovers)	8,329	62,905

	1,475,944	1,295,040

Interest income	9,234	5,369
Net unrealized/realized appreciation	1,484,762	—

Total Additions	2,969,940	1,300,409

Deductions from Net Assets Attributed to:
Benefits paid to participants	236,474	456,122
Administrative expenses	1,800	1,300
Net unrealized/realized depreciation	—	2,334,031

Total Deductions	238,274	2,791,453

Net Increase (Decrease)	2,731,666	(1,491,044)

Net Assets Available for Benefits:
Beginning of Year	6,206,665	7,697,709

End of Year	$8,938,331	$6,206,665

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
National Interstate
Savings and Profit Sharing Plan
1	Description of Plan
The following description of The National Interstate Savings and Profit Sharing Plan (the ‘Plan’) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
General:
The Plan, which began March 30, 1989, is a defined contribution plan covering all employees of National Interstate Corporation and its Subsidiaries (the ‘Company’) who meet the hour and age requirements.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (‘ERISA’).
Eligibility:
Any employee who has completed three months of service and has attained age 18 shall be eligible to participate in the Plan.
Contributions:
Cash or Deferred Option — Participants may elect to contribute to the Plan 1% to 100% of their compensation by the Company, subject to the dollar limit which is set by law.
Employer Contributions — The Company may make discretionary profit sharing contributions. These contributions are allocated to participants who meet the eligibility requirements to share in the contribution for the Plan year. Employees must complete a year of service during the Plan year and be actively employed on the last day of the Plan year to share in this discretionary profit sharing contribution. Employees will have completed a year of service for purposes of receiving a discretionary profit sharing contribution if they are credited with at least 1,000 hours of service during a Plan year.
The contribution is an amount equal to a specified percentage of employees’ compensation as determined by the Company. The Company made contributions of $535,261 and $400,198 for the years ended 2009 and 2008, respectively.
Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

NOTES TO FINANCIAL STATEMENTS
National Interstate
Savings and Profit Sharing Plan
1	Description of Plan, Continued
Contributions, Continued:
Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.
Participants’ Accounts:
401(k) Accounts — Each participant’s account is credited with the participant’s elective contributions, employer discretionary contributions, earnings and losses thereon.
Vesting:
All participants are 100% vested in elective deferrals and rollover contributions made to the Plan. Participants become 100% vested in Company contributions made prior to December 31, 2006, after five years of service and contributions made subsequent to December 31, 2006, after three years of service.
Forfeitures:
Forfeited non-vested accounts totaled $58,328 and $48,967 as of December 31, 2009 and 2008, respectively. The Company utilizes forfeiture amounts to pay Plan administrative expenses and employer contributions.
Participants’ Loans:
Loans are permitted under certain circumstances and are subject to limitations. For the period January 1, 2009, through October 31, 2009, participants could have no more than four outstanding loans borrowed from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Effective November 1, 2009, participants may have no more than two outstanding loans borrowed from their fund accounts. Loans are repaid over a period not to exceed five years with exceptions for the purchase of a primary residence.
The loans are secured by the balance in the participant’s account and bear interest. The Administrator determines a reasonable rate of interest, which is currently prime plus 1%. Principal and interest are paid ratably through payroll deductions.
Other Plan Provisions:
Normal retirement age is 65; however, a participant may elect early retirement on or after age 55. The Plan also provides for early payment of benefits after reaching age 59-1/2.

NOTES TO FINANCIAL STATEMENTS
National Interstate
Savings and Profit Sharing Plan
1	Description of Plan, Continued
Payment of Benefits:
Upon termination of service by reason of retirement, death or total and permanent disability, a participant receives a lump sum amount equal to the vested value of his or her account unless another form of payment is elected.
Hardship Withdrawals:
Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.
Investment Options:
Upon enrollment in the Plan, a participant may direct his or her contributions in any of the investment options offered by the Plan.
2	Summary of Significant Accounting Policies
Basis of Accounting:
The Plan’s transactions are reported on the accrual basis of accounting. Registered investment companies and common collective trusts are reported at fair market value as of the balance sheet date. Fair market values represent quoted market prices or, if quoted market prices are not available, estimated fair values as determined by a registered broker or investment banker. The fair value of the common collective trust, or investment contracts, are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Loans are valued at cost, which approximates fair value.
As described in Financial Accounting Standards Board Staff Position, ASC-962, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

NOTES TO FINANCIAL STATEMENTS
National Interstate
Savings and Profit Sharing Plan
2	Summary of Significant Accounting Policies, Continued
Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets during the reporting period. Actual results could differ from those estimates.
Administrative Fees:
Substantially all administrative fees are paid by the Company.
Plan Termination:
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Upon full termination of the Plan, the Employer shall direct the distribution of the assets of the Trust Fund to Participants in a manner which is consistent with and satisfies the Distribution of Benefits provision of the Plan. Distributions to a participant shall be made in cash or through the purchase of irrevocable nontransferable deferred commitments from an insurer.
Risks and Uncertainties:
The Plan’s investments include investments in registered investment companies and a common collective trust that have varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

NOTES TO FINANCIAL STATEMENTS
National Interstate
Savings and Profit Sharing Plan
2	Summary of Significant Accounting Policies, Continued

Subsequent Events:

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Events or transactions occurring subsequent to December 31, 2009, and prior to the filing date of these financial statements, have been evaluated for potential recognition or disclosure herein.

3	Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). ASU 2010-06 amends Accounting Standard Codification (“ASC”) 820, Fair Value Measurements and Disclosures. ASU 2010-06 requires expanded disclosures around significant transfers between levels of the fair value hierarchy and valuation techniques and inputs used in fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009. The Plan adopted the expanded disclosures required by ASU 2010-06 for the quarter ended March 31, 2010.

4	Tax Status

The Plan sponsor has obtained an opinon letter dated September 4, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Though the Plan has been amended, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

5	Investments

The Plan’s funds are invested in the various registered investment companies and a common collective trust in 2009 through Hartford Retirement Services; this remains unchanged from 2008. Investments which constitute more than 5% of the Plan’s net assets are:

	2009	2008
MFS Fixed Fund	$1,104,358	$1,089,138
MFS Lifetime 2020	N/A	$328,484
T. Rowe Price Equity Income	N/A	$640,857
Thornburg International Value	$1,137,343	$704,358
American Funds Growth Fund of America	$1,116,043	$647,620
Eaton Vance Large Cap Value	$840,362	N/A
Oppenheimer Main St Small Cap	$829,980	$507,812
Franklin Strategic Income	$636,794	$403,876
MFS Lifetime 2030	$519,739	$321,940

NOTES TO FINANCIAL STATEMENTS
National Interstate
Savings and Profit Sharing Plan
6	Party-in-Interest Transactions

Certain Plan investments in 2009 are registered investment companies managed by Reliance Trust Company, the Trustee effective as of March 1, 2008. From January 1, 2008 through February 29, 2008, the registered investment companies were managed by MFS Heritage Trust, the Trustee, as defined by the Plan. Therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual fund for the investment management and administrative services.

7	Investment Contract with Insurance Company

Effective December 31, 2006, the Plan entered into benefit-responsive contracts with Sun Life Retirement Services. Effective March 1, 2008, Sun Life Retirement was acquired by Hartford Retirement Services. Hartford Retirement Services and Sun Life Retirement Services, respectively, maintain the contributions in a general account. The account represents contributions and reinvested income, less any withdrawals plus accrued interest because the investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution other than at contract value.

As described in Note 2, because the contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value investment contract. Contract value, as reported by Hartford Retirement Services, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. In 2009 and 2008, the crediting interest rate with Hartford Retirement and Sun Life Retirement Services for the common collective trust was a rate not less than 0%, respectively. The interest rate is reviewed periodically for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. The Plan Administrator does not believe that the occurrence of any such value event that would limit the Plan’s ability to transact at contract value with participants is probable.

NOTES TO FINANCIAL STATEMENTS
National Interstate
Savings and Profit Sharing Plan
7	Investment Contract with Insurance Company, Continued

The average yield and crediting interest rate of the contract with Hartford Retirement Services was 3.49% and 1.93% and 6.5% and 3.2%, respectively, during the years ended December 31, 2009 and 2008.

	MFS Fixed Fund
	Investments at	Adjustment to	Investments at
	Fair Value	Contract Value	Contract Value
2009	$1,104,358	$58,599	$1,162,957
2008	$1,089,138	$89,744	$1,178,882
8	Fair Value Measurements

The Company must determine the appropriate level in the fair value hierarchy for each applicable measurement. The fair value hierarchy prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or liability, into three levels. It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The level in the fair value hierarchy within which a fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical securities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices within Level 1 that are observable for the security, either directly or indirectly. Level 2 inputs include quoted prices for similar securities in active markets, quoted prices for identical or similar securities that are not active and observable inputs other than quoted prices, such as interest rate and yield curves. Level 3 inputs are unobservable inputs for the asset or liability.

NOTES TO FINANCIAL STATEMENTS
National Interstate
Savings and Profit Sharing Plan
8	Fair Value Measurements, Continued

Level 1 consists of mutual funds that are registered investment companies and whose fair values are based on net asset values (NAV’s) that are readily and regularly available in an active market and a company common stock fund whose fair value is based on quoted prices of the Company’s common stock which is readily and regularly available in an active market. Level 2 consists of a Common collective trust whose fair value is based on quoted prices in both markets that are active and not active. Level 3 consists of participant loans which are not traded in an active market and are not valued at cost, which approximates fair value.

The following tables present the Plan’s investments categorized by the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2009 and 2008:

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Investments:
Mutual funds:
Balanced funds	$1,655,464	$—	$—	$1,655,464
Growth funds	4,450,965	—	—	4,450,965
Fixed income funds	833,843	—	—	833,843

Total mutual funds	6,940,272	—	—	6,940,272
Company stock fund	115,124	—	—	115,124
Common collective trust	—	1,104,358	—	1,104,358
Participant loans	—	—	184,717	184,717

Total investments	$7,055,396	$1,104,358	$184,717	$8,344,471

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Investments:
Mutual funds:
Balanced funds	$1,117,778	$—	$—	$1,117,778
Growth funds	2,849,471	—	—	2,849,471
Fixed income funds	452,116	—	—	452,116

Total mutual funds	4,419,365	—	—	4,419,365
Company stock fund	72,264	—	—	72,264
Common collective trust	—	1,089,138	—	1,089,138
Participant loans	—	—	135,956	135,956

Total investments	$4,491,629	$1,089,138	$135,956	$5,716,723

NOTES TO FINANCIAL STATEMENTS
National Interstate
Savings and Profit Sharing Plan
8	Fair Value Measurements, Continued

The following tables present a reconciliation of the beginning and ending balances for all investments measured at fair value on a recurring basis using Level 3 inputs for the years ended December 31, 2009 and 2008:

Year Ended December 31, 2009	Participant Loans

Beginning balance at January 1, 2009	$135,956
Purchases, issuances and settlements	48,761

Ending balance at December 31, 2009	$184,717

Year Ended December 31, 2008	Participant Loans

Beginning balance at January 1, 2008	$127,228
Purchases, issuances and settlements	8,728

Ending balance at December 31, 2008	$135,956

9	Subsequent Events

On April 26, 2010, the Company’s principal insurance subsidiary, National Interstate Insurance Company (‘NIIC’) entered into a definitive agreement with UniGroup, Inc. in which NIIC will acquire all of the issued and outstanding capital stock of Vanliner Group, Inc. (‘Vanliner’). Upon closing of the transaction, employees of Vanliner will be permitted to enroll in the Plan as new participants.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
National Interstate
Savings and Profit Sharing Plan
34-1607396
Plan Number 001
December 31, 2009

	(b)	( c )
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
*	MFS Lifetime Retirement Income	Registered Investment Company	N/A	$23,674
*	MFS Conservative Allocation	Registered Investment Company	N/A	99,664
*	National Interstate Corp Stock Fund	Common Stock	N/A	115,124
*	Victory Special Value	Registered Investment Company	N/A	180,391
*	PIMCO Total Return Fund	Registered Investment Company	N/A	197,049
*	MFS Lifetime 2010	Registered Investment Company	N/A	205,684
*	MFS Value	Registered Investment Company	N/A	346,846
*	American CNT Livestrong 2045	Registered Investment Company	N/A	392,522
*	MFS Lifetime 2020	Registered Investment Company	N/A	414,181
*	MFS Lifetime 2030	Registered Investment Company	N/A	519,739
*	Franklin Strategic Income	Registered Investment Company	N/A	636,794
*	Oppenheimer Main St Small Cap	Registered Investment Company	N/A	829,980
*	Eaton Vance Large Cap	Registered Investment Company	N/A	840,362
*	American Funds Growth Fund of America-R3	Registered Investment Company	N/A	1,116,043
*	Thornburg International Value	Registered Investment Company	N/A	1,137,343
*,^^	MFS Fixed Fund	Common Collective Trust	N/A	1,162,957
*	Participant Loans	Notes Receivable (4.25%-10.25% at various maturity dates)	N/A	184,717

				$8,403,070

*	Party-in-interest to the Plan.

^^	Amount reported at contract value.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

National Interstate Savings and Profit Sharing Plan
By:	/s/ Julie A. McGraw
Julie A. McGraw
Vice President and Chief Financial Officer

Date: June 25, 2010